GREM USA Corporation
                                315-325 E WALLACE
                              FORT WAYNE, IN 46803
                                  260-456-2354

                                September 11, 2006


Michael Moran
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      GREM USA
         Your Letter of August 14, 2006
         Form 10-KSB for the period ending December 31, 2005
         Form 10-QSB for the period ending June 30, 2006

Dear Mr. Moran:

This correspondence is in response to your letter dated August 14, 2006.

In response to your request we have keyed our responses to your comment items in their original numeric order and provided for a notation of the location of the changes in the 2005 10-KSB.

     ITEM 8A. CONTROLS AND PROCEDURES, PAGE 22

     1. We note your disclosure that you failed to respond to an SEC comment letter dated September 16, 2005. We believe you should respond to that letter as previously requested. We note that many of the matters raised in the September 16, 2005 letter have been addressed in revised disclosure in the 2005 Form 10-KSB; however, there are certain matters and representations we requested in the 2005 letter that you have not addressed.

     RESPONSE:

          BELOW WE HAVE A DETAILED RESPONSE TO THE SEPTEMBER 16, 2005 LETTER BY EACH SEC COMMENT AND WE WILL BE FILING AN AMENDED FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2005 ON OR BEFORE NOVEMBER 16, 2006:

GREM USA / SEC Comment Letter
September 1, 2006
Page 2 of 9

     ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS, PAGE 7

     1. YOU DISCLOSE THAT THERE WERE APPROXIMATELY 114.7 MILLION SHARES OUTSTANDING AS OF NOVEMBER 2, 2004. PLEASE RECONCILE THIS NUMBER TO THE 1.2 BILLION SHARES OUTSTANDING AS OF APRIL 15, 2005 AS REPORTED ON THE COVER OF THE FORM 10-KSB.

     RESPONSE:

          On November 2, 2004, the Board did approve a reverse spilt of all the issued and outstanding shares of common stock in the ratio of 1 for
          200. Therefore, as stated on page 7, there were 114,678,762 shares outstanding as of November 22, 2004. Subsequent to that date, on February 16, 2005, the Company issued 1 billion shares to its sole officer and director, Ed Miers. Therefore, the amount listed on the cover page for the total shares outstanding on April 15, 2005 was approximately 1.2 billion shares.

     ITEM 10. EXECUTIVE COMPENSATION, PAGE 22

     2. PLEASE REVISE THE SUMMARY COMPENSATION TABLE IN FUTURE FILINGS TO INCLUDE 3 YEARS OF INFORMATION. THE SALARY INFORMATION FOR MR. MIERS IS NOT CLEAR. THERE IS NO ENTRY FOR 2004; HOWEVER, THE FOOTNOTE FOR THE $700,000 IN 2003 SUGGESTS THAT THIS IS REALLY THE 2004 SALARY. PLEASE CLARIFY IN FUTURE FILINGS. ALSO, THIS SECTION STATES THAT YOU HAVE NO FORMALIZED EMPLOYMENT CONTRACT; HOWEVER, FOOTNOTE 5 TO THE FINANCIAL STATEMENTS STATES THAT THERE IS ONE. PLEASE REVISE FUTURE FILINGS TO CLARIFY THIS MATTER AND REPORT CONSISTENT DOLLAR AMOUNTS.

     RESPONSE:

          We will amend the 12/31/05 10-KSB and correct this issue.

          The comment states there is no entry of Mr. Miers salary for 2004, however in the process of conversion from the word document to the Edgar document the table shifted all the numbers down. Therefore, the entry for Mr. Miers' salary for 2004 should have been moved up one line. In addition to this mistake, the amount shown was incorrect as well. Mr. Miers' salary for 2004 should have stated $300,000, which was paid by 1 billion shares of common stock as stated in the footnote. No additional amount is owed to Mr. Miers for 2004.

GREM USA / SEC Comment Letter
September 1, 2006
Page 3 of 9

          The following changes will be made to the table reflecting executive compensation:

          (b) SUMMARY COMPENSATION TABLE


                                  Annual Compensation                         Long Term Compensation
                               -----------------------------------------------------------------------------
                                                                             Awards          Payouts
                                                                    ----------------------------------------
                                                         Other
                                                         Annual                                   All other
 Name and Principal                                      Compen-    Restricted             LTIP    compen-
      Position          Year      Salary       Bonus     sation        Stock     Options  payouts   sation
------------------------------------------------------------------------------------------------------------
Edward Miers  (1)       2004    $300,000(2)     -0-        -0-             -0-     -0-      -0-       -0-
Chief Executive         2003         $-0-       -0-        -0-      88,000,000     -0-      -0-       -0-
Officer and President
Christine Favara,       2003         $-0-       -0-      2,500             -0-     -0-      -0-       -0-
Former CEO and                                           Shares
President
Tracey Haggerty,        2003     $44,000        -0-        -0-             -0-     -0-      -0-       -0-
Former Secretary/
Treasurer
Gregory Chimelewski,    2003         $-0-       -0-        -0-             -0-     -0-      -0-       -0-
Former Vice-President   2002     $80,000        -0-        -0-             -0-     -0-      -0-       -0-

          (1) Mr. Edward Miers became the sole officer and director on July 29, 2003.

          (2) During the fiscal year ended December 31, 2004 our sole officer and director did not receive cash compensation for his services as an officer or director, however, on February 10, 2005, he did receive 1,000,000,000 shares of the Company's common stock as compensation for his services during 2004. The shares were valued at $300,000. At this time we do not have a formalized employment contract with Mr. Miers but intend to draft one.


     3. PLEASE CONSIDER REVISING FOOTNOTE 1 ON PAGE 22 IN FUTURE FILINGS TO STATE THAT MR. MIERS DID NOT RECEIVE CASH COMPENSATION. COMPENSATION IN REGISTERED SHARES IN AN ACTIVELY TRADES MARKET MAY BE CONSIDERED MONETARY.

     RESPONSE:

     This was corrected in our 2005 10-KSB filed with the SEC on April 16, 2006.

     INDEPENDENT AUDITOR'S REPORT

     4. PLEASE REQUEST THE AUDITOR TO REVISE THE FIRST SENTENCE OF THE SECOND PARAGRAPH OF THEIR REPORT TO STATE THAT THEY CONDUCTED THE AUDIT IN ACCORDANCE WITH THE STANDARDS OF THE PCAOB (UNITED STATES), IF TRUE. CURRENTLY THE REPORT JUST STATES THAT THE AUDIT WAS CONDUCTED IN ACCORDANCE WITH GENERALLY ACCEPTED AUDITING STANDARDS IN THE UNITED STATES. PLEASE FILE THE REVISED REPORT IN AN AMENDED FILING.

GREM USA / SEC Comment Letter
September 1, 2006
Page 4 of 9

     RESPONSE:

          The auditor revised their Independent Report in the 2005 10-KSB to state that they conducted the audit in accordance with the standards of the PCAOB (United States). The following is the first paragraph of the revised auditor's report.

          We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     5. THE LAST SENTENCE OF THE FIRST PARAGRAPH SHOULD USE THE PLURAL FORM OF THE WORD AUDIT SINCE MULTIPLE AUDITS WERE PERFORMED. PLEASE REVISE YOUR FILING.

          RESPONSE:

          The last sentence of the first paragraph will be changed to the plural form of the word audit in the Auditor's Independent Report in our amended filing of the 2005 10-KSB.

          In addition to the changes made in the first paragraph the auditor revised his report in the last paragraph with regards to his statement of the Company continuing as a going concern. The auditor deleted the following in the second to last sentence of the fourth paragraph:
          "unless it is able to generate sufficient cash flows to meet its obligations and sustain operations." Management's plans in regard to these matters are also discussed in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

          BALANCE SHEET, PAGE F-2

     6. PLEASE REVISE THE BALANCE SHEET TO SEPARATELY REPORT ACCOUNTS PAYABLE AND ACCRUED EXPENSES. IN THIS REGARD IT APPEARS THAT THE ACCRUAL FOR AMOUNTS DUE TO MR. MIERS SHOULD BE REPORTED AS A SEPARATE LINE ITEM SINCE IT IS A MATERIAL RELATED PART ITEM. PLEASE REVISE.

GREM USA / SEC Comment Letter
September 1, 2006
Page 5 of 9


     RESPONSE:

          This was corrected in the 2005 10-KSB which was filed with the SEC on April 17, 2006.

          STATEMENTS OF OPERATIONS, PAGE F-3

     7. YOU HAVE A LINE ITEM FOR SALARY AND PAYROLL TAXED WITH NO AMOUNTS REPORTED; HOWEVER, IT APPEARS FROM THE EXECUTIVE COMPENSATION SECTION OF THE DOCUMENT THAT YOU HAVE INCURRED AND EXPENSED OFFICER SALARIES. PLEASE REVISE YOUR FILING TO REFLECT CONSISTENT TREATMENT BETWEEN THESE DISCLOSURES.

          RESPONSE:

          This was corrected in the 2005 10-KSB which was filed with the SEC on April 17, 2006.


          STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIENCY, PAGE F-4

     8. PLEASE REVISE TO INCLUDE A STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY) FOR THE YEAR ENDED DECEMBER 31, 2003.

          RESPONSE:

          This was corrected in the 2005 10-KSB which was filed with the SEC on April 17, 2006.

     9. YOU HAVE A LINE ITEM FOR ISSUANCE OF STOCK FOR SERVICES WITH A NEGATIVE 7 MILLION SHARES AND NEGATIVE DOLLAR AMOUNTS. PLEASE TELL US WHAT THIS REPRESENTS. IF IT REPRESENTS CANCELLATION OF SHARES PREVIOUSLY ISSUED, PLEASE REVISE THE FILING TO INCLUDE A FOOTNOTE EXPLAINING THE TRANSACTION AND THE ACCOUNTING TREATMENT.

          RESPONSE:

          The shares described above, refers to shares cancelled by Mr. Miers due to an error made in the amount of stock issued. We denoted the error in our statement of stockholder's equity (deficiency) table.

     10. PLEASE TELL US HOW YOU VALUED EACH MATERIAL ISSUANCE FOR SERVICES. IT APPEARS THAT YOU HAVE USED SIGNIFICANTLY DIFFERENT PER SHARE AMOUNTS THROUGHOUT THE YEAR. IT APPEARS THAT YOU HAVE USED EITHER THE FAIR VALUE OF THE SERVICES OR THE FAIR VALUE OF THE STOCK ISSUED WHICHEVER IS MORE RELIABLY MEASURABLE. PLEASE PROVIDE A SCHEDULE OF HOW THE FAIR VALUE HAS CHANGED OVER TIME AND REVISE FUTURE FILINGS TO DISCLOSE HOW YOU RECORDED THE STOCK ISSUANCE.

GREM USA / SEC Comment Letter
September 1, 2006
Page 6 of 9


          RESPONSE:

          We determine the fair value of the stock as of the date of issuance. Please refer to our statement of stockholder's equity (deficiency) table in the 12/31/05 10-KSB, which gives further explanation on how the fair value has changed over time.

          STATEMENTS OF CASH FLOWS, PAGE F-5

     11. YOU HAVE A LINE ITEM ADJUSTING STOCK ISSUED FOR SERVICES AND DEBT. WE SEE NO FOOTNOTE OR OTHER FINANCIAL STATEMENTS DISCLOSURE REGARDING ANY DEBT. IF SOME OF THE SHARES WERE ISSUED IN PAYMENT OF INTEREST ON DEBT, YOU SHOULD REPORT THOSE AMOUNTS SEPARATELY AND INCLUDE A FOOTNOTE EXPLAINING THE TERMS OF THE DEBT. PLEASE REVISE YOUR FILINGS AS APPROPRIATE.

          RESPONSE:

          We realized that the line item entitled "issuance for services and debt" in our Cash Flow table was incorrect and changed it to more properly reflect "issuances for services." Therefore, we do not feel a footnote is necessary at this time to explain terms of debt since the term was there in error. However, we have made the appropriate changes to reflect our correct of stock issuance for services. This change was made in the 12/31/05 10-KSB which was filed on April 16, 2006.

          NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGE F-6

     12. PLEASE ENHANCE YOUR DISCLOSURE OF YOUR POLICIES TO EXPLAIN THOSE THAT ARE SIGNIFICANT NOW AND THOSE, WHICH MAY ONLY APPLY IN THE FUTURE. FOR EXAMPLE, UNDER "CONCENTRATION OF CREDIT RISK" YOU STATE THAT YOU PLACE CASH IN CREDIT-WORTHY FINANCIAL INSTITUTIONS AND THAT CASH BALANCES HAVE EXCEEDED FDIC INSURED LEVELS. SINCE YOU HAVE NO CASH REPORTED IN EITHER THE BALANCE SHEET OR STATEMENTS OF CASH FLOWS YOU SHOULD EMPHASIZE THIS. SINCE YOU HAVE NO PROPERTY AND EQUIPMENT AND NO MAINTENANCE EXPENSE YOU SHOULD STATE THIS FACT. PLEASE DISCLOSE ANY ADVERTISING EXPENSE OR STATE THAT IT IS NOT MATERIAL. YOU DISCLOSE THE FAIR VALUE OF FINANCIAL INSTRUMENTS AT DECEMBER 31, 2003, BUT NOT AT DECEMBER 31, 2004. "YOUR STOCK BASED COMPENSATION" SECTION STATES THAT YOU COMPLY WITH THE PRO FORMA PRESENTATION REQUIREMENTS OF SFAS 123; HOWEVER, YOU HAVE NOT PROVIDED ANY SUCH DISCLOSURE. THE FINANCIAL STATEMENTS SHOULD DESCRIBE ANY STOCK COMPENSATION PLANS IN EFFECT OR STATE THAT THERE ARE NONE.

GREM USA / SEC Comment Letter
September 1, 2006
Page 7 of 9


          RESPONSE:

          This was corrected in the 2005 10-KSB which was filed with the SEC on April 17, 2006. Specifically, we made several changes to our disclosure in our footnotes to our financials. In Foot Note 2 - Summary of Significant Accounting Policies, we included additional disclosure under the heading of "Cash and Cash Equivalents", "Property and Equipment", "Advertising Costs" and "Fair Value of Financial Instruments." In addition, we eliminated the following disclosure titled "Concentration of Credit Risk" based on the comment noting we have no cash reported in either our Balance Sheet or Statements of Cash Flows.


          EXHIBIT 31

     13. YOUR CERTIFICATION REFERS TO THE WRONG REGISTRANT. PLEASE FILE AN AMENDMENT TO CORRECT THIS MATTER.

          RESPONSE:

          This issue has been corrected in our most current filings.

          FORM 10-QSB FOR THE QUARTER ENDED JUNE 30, 2005

     14. THE FOURTH PARAGRAPH OF THE REVIEW REPORT OF JASPERS + HALL ON THEIR INTERIM PERIOD REVIEW CONTAINS QUALIFYING LANGUAGE WITH RESPECT TO THE GOING CONCERN MATTER. IF YOU ELECT TO INCLUDE A REVIEW REPORT IN FUTURE FILINGS, PLEASE HAVE THE AUDITORS REVISE THEIR REPORT TO ELIMINATE THE WORD "UNLESS" FROM THE PARAGRAPH. PLEASE REVISE OR ADVISE.

          RESPONSE:

          This has been addressed and is correct as of our latest Form 10-QSB filing. See our June 30, 2006 10-QSB which was filed with the SEC on August 14, 2006.

     15. WE NOTE THAT THERE WAS A SIGNIFICANT CHANGE IN THE NUMBER OF COMMON SHARES OUTSTANDING DURING THE SIX MONTHS ENDED JUNE 30, 2005; HOWEVER, YOU HAVE NOT INCLUDED A STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIENCY) OR A FOOTNOTE EXPLAINING THE CHANGES. PLEASE TELL US WHAT CHANGES HAVE OCCURRED AND/OR FILE AN AMENDMENT TO PROVIDE THE APPROPRIATE DISCLOSURES.

          RESPONSE:

          This has been addressed and is correct as of our latest Form 10-QSB filing. See our June 30, 2006 10-QSB which was filed with the SEC on August 14, 2006.

GREM USA / SEC Comment Letter
September 1, 2006
Page 8 of 9


          STATEMENTS OF CASH FLOWS, PAGE F-7

     2. You should present a total of net cash used in operating activities. You show the detail; however you apparently inadvertently omitted the total. Please revise in future filings.

          RESPONSE:

          WE WILL FIX IN FUTURE FILINGS.

     3. The section showing cash flows from finances activities reports proceeds and payments from notes payable as a net number. In future filings, please revise to show gross proceeds and repayments separately.

          RESPONSE:

          WE WILL FIX IN FUTURE FILINGS.

          NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, PAGES F-8

     4. The total of property, plant and equipment is material at December 31, 2005. Please revise future filings to show the depreciable lives of the various classes of fixed assets.

          RESPONSE:

          WE WILL FIX IN FUTURE FILINGS.

     5. The section in Note 2 reporting Comprehensive income includes disclosure relating to the wrong years. Please correct in future filings.

          RESPONSE:

          WE WILL FIX IN FUTURE FILINGS.

     NOTE 5 - CAPITAL STOCK TRANSACTIONS, PAGE F-11

GREM USA / SEC Comment Letter
September 1, 2006
Page 9 of 9


     6. In the first sentence of Note 5 you disclose that there are 100 million authorized common shares. This statement does not appear to be correct and is inconsistent with other disclosure in this same footnote. In future filings, please delete the disclosure of the 100 million authorized shares. Also, please note that it does not appear necessary or appropriate in this situation to disclose the stock split for period prior to the periods presented in the document. Please revise in future filings or advise.

          RESPONSE:

          WE WILL FIX IN FUTURE FILINGS.


Sincerely,

/S/ ED MIERS
------------

Ed Miers,
Chief Executive Officer